Exhibit 99.6

Alameda County District Attorney’s Office Selects NICE for Digital
Transformation of Criminal Justice

Handling over 30,000 criminal cases annually, Alameda County DA’s office turns to NICE to streamline digital evidence management and deliver faster justice for victims

Hoboken, N.J., February 28, 2023 – NICE (Nasdaq: NICE) today announced that the Alameda County (CA) District Attorney's Office in California, one of the most populous counties in the United States and home to the city of Oakland, will be deploying NICE Justice, one of the solutions in NICE’s Evidencentral platform, to digitally transform how it manages evidence. Through its implementation of NICE Justice, the DA’s Office will improve efficiency and transparency at every critical stage of the justice process, from evidence intake to discovery and trial preparation, and ultimately deliver more timely justice for victims. The Alameda County District Attorney’s Office’s 150 skilled attorneys and professional staff handle over 30,000 criminal cases annually, working alongside 23 law enforcement agencies throughout the greater San Francisco Bay Area.

Part of the Evidencentral cloud-based platform, NICE Justice digitally transforms how attorneys, inspectors, victim-witness advocates, and other DA office personnel receive, interact with, manage and share digital evidence throughout the criminal justice process. Freed from logging into multiple systems and manual, time-consuming digital evidence management processes, attorneys and staff are able to find the truth in digital evidence faster, and focus on building and presenting compelling cases.

Alameda County District Attorney Pamela Y. Price said, “In our mission to provide timely justice for victims, the Alameda County District Attorney’s Office has worked tirelessly to improve public safety. But as law enforcement agencies invest in new technologies, digital evidence is growing at a rapid rate, and this has had a trickle-down effect on our workloads and efficiency. Toward that end, we’re excited to partner with NICE on this digital transformation initiative so we can transform how we collaborate with our justice partners and victims, streamline our evidence intake, discovery and other essential processes, and remove inefficacies that have belabored our staff.”

Chris Wooten, Executive Vice President, NICE, said, “Through Evidencentral and NICE Justice, we empower our law enforcement and justice partners to find the truth in digital evidence faster, so they can prosecute criminals to the fullest extent possible and protect the rights and interests of crime victims. Benefitting from a completely digitally transformed criminal justice process, police investigators and prosecutors are able to work more efficiently, no longer burdened by manual clerical tasks, which means they can spend more time on the work they’re intended to do – investigating and prosecuting cases. We are pleased that Alameda and so many other law enforcement and justice partners are selecting Evidencentral to digitally transform law enforcement and criminal justice.”

NICE Justice will streamline evidence intake by allowing law enforcement agencies to upload digital evidence via a secure, online portal. As it’s uploaded, evidence is automatically organized into digital case folders in the cloud, for immediate viewing by assigned inspectors or attorneys.

Additionally, NICE Justice also offers real-time, built-in transcription for video and audio files, so attorneys can unlock the truth from digital evidence faster, for informed charging decisions, and documentation in court. Evidence discovery with defense is also vastly simplified through a fully electronic and trackable process that improves transparency and eliminates the need to manually copy evidence onto CDs and thumb drives. NICE Justice also provides advanced tools for evidence analysis and trial preparation, such as audio and video transcription, redaction, and digital photo book, video clip, and timeline creation.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Alameda County District Attorney's Office
Led by District Attorney Pamela Y. Price, the Alameda County District Attorney's (DA’s) Office’s mission is to uphold Alameda County as a safe and livable community through the fair, equitable and effective administration of justice. The Alameda County DA’s Office prosecutes criminal and specific civil cases on behalf of more than 1.5 million residents within an 800-square mile area in Alameda County, California. The department is comprised of approximately 150 attorneys, 60 inspectors, 30 victim-witness advocates and claim specialists, as well as a variety of administrative, finance, and communications professionals, who work in 9 offices dispersed throughout the County. The Alameda County District Attorney’s Office is a statewide leader in victims’ rights and assistance. Alameda County is the seventh most populous county in California. More info at https://www.alcoda.org/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.